Annual Meeting of Participation Certificate Holders
(Unaudited)
June 30, 2010

The 2010 Plan Investment Fund, Inc. Annual Meeting of Participation Certificate holders was held on June 25, 2010. At this meeting the Participation Certificate holders elected the slate of Trustee nominees recommended by the Board of Trustees, and ratified the selection of Deloitte & Touche LLP, as the independent registered public accounting firm for the fiscal year ending December 31, 2010. A total of 1,284,185,498.91 Participation Certificates, representing 97.27% of the Participation Certificates eligible to be voted at the meeting were voted as follows:


                                          FOR         AGAINST   ABSTAIN

Election of Trustee Nominations     1,284,185,498.91      0        0

Ratification of independent
registered public accounting firm   1,284,185,498.91      0        0